EXHIBIT 99.1

ING publishes 2022 Annual Report

ING publishes 2022 Annual Report

ING today published its 2022 Annual Report. Under the theme “making the difference for people and planet” we give stakeholders an insight into our strategy, business activities and performance over the past year. Our activities are presented in the context of our strategic priorities: providing a superior customer experience and putting sustainability at the heart of what we do.

On Sustainability, the report includes enhanced disclosures around our climate ambition and sustainable finance. With our Terra approach, we aim to steer the most carbon-intensive parts of our loan book towards net zero by 2050. In 2022, to promote immediate action towards decarbonisation, we set intermediate 2030 targets for all nine Terra sectors. We also reinforced our commitment to support the energy transition, announcing an aim to grow new commitments in renewable energy production by 50% by the end of 2025, as compared to 2021. Already, renewables comprise around 60% of our power generation portfolio. In 2022, we also announced to end the provision of dedicated upstream finance to new oil and gas fields.

We also report on the four areas enabling us to execute our strategy: providing a seamless digital experience, using our scalable Tech and Ops, staying safe and secure and unlocking our people’s full potential. On the latter, the report highlights our commitment to diversity, inclusion and belonging, including an analysis of the gender pay gap. We realise there is more to be done in this area, especially on the underrepresentation of women in leadership positions. We introduced a new target of at least 30% female representation in our senior management by 2025 and 35% in 2028. In 2022, that figure was 29%. The report describes initiatives such as changing how we hire, progress and retain talented women, with a bank-wide action plan introduced in 2022.

A major factor in 2022 affecting our company, customers and employees was the war in Ukraine - an immense human tragedy. We decided to do no new business with Russian clients and to get existing exposures repaid as quickly as possible - in effect setting a course for ending our involvement in Russia. Our total Russia-related exposures more than halved from the amount at the end of February 2022. Our global results in connection with these exposures declined sharply as we recognised significant risk costs. This was partly offset by results of our local subsidiary, also driven by interest rate and currency developments. Going forward, we will continue to actively reduce our Russia-related credit exposure.

The report features interviews with ING’s chief executive officer Steven van Rijswijk and Hans Wijers, chairman of the Supervisory Board, as well as sections on Risk Management, Corporate Governance and the definitive consolidated and parent company financial statements. The 2022 Annual Report is available to download on ing.com, along with the 2022 ING Bank Annual Report, Pillar III Report and other relevant documents.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 58,000 employees off er retail and wholesale banking services to customers in over 40 countries.
ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING’s management of ESG material risk to be ‘strong’, and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions (16) ING’s ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (28) inability to attract and retain key personnel (29) future liabilities under defi ned benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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